Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Crescent Point Energy Corp.

2000, 585 - 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Item 2	Date of Material Change

May 28, 2018

Item 3	News Release

A news release disclosing the material change was issued through GlobeNewswire on May 29, 2018.

Item 4	Summary of Material Change

Craig Bryksa was appointed interim President and Chief Executive Officer of Crescent Point Energy Corp. (“Crescent Point”) replacing Scott Saxberg, effective May 28, 2018.

Item 5.1	Full Description of Material Change

Craig Bryksa, formerly Vice President, Engineering West of Crescent Point, was appointed interim President and Chief Executive Officer of Crescent Point, replacing Scott Saxberg, effective May 28, 2018. Mr. Bryksa has also replaced Mr. Saxberg as a director of Crescent Point.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, contact Mark Eade, Vice President, General Counsel by telephone at (403) 693-0020.

Item 9	Date of Report

June 6, 2018